Schedule B-1 Fee Schedule

This Schedule B-1 is part of the ETF Distribution Agreement effective July 1, 2025 (the “Agreement”) by and between Zacks Trust (the “Trust”) and Northern Lights Distributors, LLC (“Distributor”). This Fee Schedule replaces any existing fee schedule with respect to the Fund(s) identified herein.

Fund(s)
Zacks Earnings Consistent Portfolio ETF
Zacks Small/Mid Cap ETF
Zacks Focus Growth ETF
Zacks Quality International ETF
Zacks Income ETF
Zacks Preferred Income ETF
Zacks All-Cap Core ETF
Zacks Small-Cap Core ETF

Each of the above referenced funds a “Fund” and collectively, the “Funds”.

Service Fees:

Annual fee of $[REDACTED] for the first Fund (the “Base Fee”) and $[REDACTED] for each additional Fund (the “Additional Base Fee”)* PLUS:

•	[REDACTED] basis point or [REDACTED%] per annum of each Fund's average daily net assets.

*To the extent any series of the Trust are covered by another distribution agreement with the

Distributor, such as mutual funds, the Base Fee and Additional Base Fee shall be aggregated with any such series such that the Base Fee and Additional Base Fee shall be no more than if all series were under the same distribution agreement with the Distributor.

Advertising Review Fees:

The Fund shall pay to the Distributor a fee for advertising submission per the schedule listed below:

Submissions*	Charge
Per Month	Per Month**
[REDACTED]	$[REDACTED]
[REDACTED]	$[REDACTED]

*Excludes Fund Fact Sheets

**Charges do not include FINRA filing fees

The Fund shall also pay an additional fee to Distributor calculated as [REDACTED]% of any FINRA costs incurred (for example, if FINRA charged $100 to perform advertising review, Distributor would charge the Fund an additional $[REDACTED]).

Schedule B-1 | Page 1

All service fees outlined above are payable monthly in arrears. On each anniversary date of the Agreement, Distributor will increase the base fees listed above by an amount not to exceed the average annual change for the prior calendar year in the Consumer Price Index for All Urban Consumers - All Items (seasonally adjusted)1 plus [REDACTED]%.

Reimbursable Expenses:

The Fund shall pay all reasonable reimbursable expenses incurred by Distributor in connection with activities performed for the Fund including, without limitation:

•	costs associated with any pre-engagement audit work performed by Distributor
•	typesetting, printing and distribution of prospectuses and shareholder reports
•	production, printing, distribution and placement of advertising and sales literature and materials
•	engagement of designers, free-lance writers and public relations firms
•	long-distance telephone lines, services and charges
•	postage
•	overnight delivery charges
•	FINRA and registration fees
•	marketing expenses
•	record retention fees
•	travel, lodging and meals
•	NSCC charges
•	Fund platform fees and service fees
•	website monitoring review
•	monitoring software

In the event the fees authorized by the Funds for payment to Distributor are insufficient to cover the fees due to Distributor for its services provided hereunder, Zacks Investment Management, Inc., the investment adviser to the Funds, agrees to pay Distributor the remaining balance of any fees due and payable to Distributor according to this fee schedule within 15 days of request.

IN WITNESS WHEREOF, the parties hereto have executed this Schedule to the ETF Distribution Agreement effective as of July 20, 2026.

ZACKS TRUST (for the above referenced Fund(s)) By: /s/ Mitch Zacks Mitch Zacks President and Chief Executive Officer	NORTHERN LIGHTS DISTRIBUTORS, LLC By: /s/ Kevin Guerette Kevin Guerette President

1 Using 1982-84=100 as a base, unless otherwise noted in reports by the Bureau of Labor Statistics.

Schedule B-1 | Page 2

The undersigned investment adviser (the “Adviser”) hereby acknowledges and agrees to the terms of the Agreement and further acknowledges and agrees that:

(1) Distributor expends substantial time and money, on an ongoing basis, to recruit and train its employees; (2) Distributor’s business is highly competitive and is marketed throughout the United States, and (3) if the Adviser were to hire any Distributor employees who are involved in the procurement of the services under the Agreement then Distributor may suffer lost sales and other opportunities and would incur substantial expense in hiring and training replacement(s) for those employees. Accordingly, the Adviser agrees that it, including its respective affiliates and subsidiaries, shall not solicit, attempt to induce or otherwise hire an employee of Distributor for so long as this Agreement is in effect and for a period of two (2) years after termination of this Agreement, unless expressly agreed upon in writing by both parties. In the event that this provision is breached by the Adviser, the Adviser agrees to pay damages to Distributor in the amount of two times the current annual salary of such employee or former employee. For purposes of this provision, “hire” means to employ as an employee or to engage as an independent contractor, whether on a full-time, part-time or temporary basis.

Zacks Investment Management, Inc.

101 N. Wacker Drive, Suite 1500

Chicago, IL 60606

By: _/s/ Mitch Zacks Name: Mitch Zacks

Title: CEO

Schedule B-1 | Page 3